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Exhibit 21.1

Subsidiary Name	Other Jurisdiction of Incorporation or Organization
Wayfair LLC	Delaware
Wayfair Securities Corporation	Massachusetts
SK Retail, Inc.	Massachusetts
Wayfair Stores Limited	Ireland
Wayfair (UK) Limited	United Kingdom
Wayfair GmbH	Germany
Wayfair (BVI) Ltd.	British Virgin Islands
Wayfair Australia Pty Limited	Australia

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  Exhibit 21.1